

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Zhang Jian
Chief Executive Officer
Sunrise Real Estate Group, Inc.
No. 18, Panlong Road
Shanghai, PRC 201702

      Re: Sunrise Real Estate Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021 and 2022
          Response dated May 3, 2024
          File No. 000-32585

Dear Zhang Jian:

We have reviewed your May 3, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 26, 2023 letter.

Response dated May 3, 2024

Item 1. Business, page 2

1.   We note your response to prior comment 3, including your proposed revised summary of risk factors disclosure. In the forepart of the business section, after the paragraph where you state that you and your subsidiaries do not have material contractual arrangements with one or more VIEs based in China, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the

company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven Schuster